Filed by Primus Telecommunications Group, Incorporated Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Arbinet Corporation Commission File No.: 000-51063

In connection with the proposed merger, Primus Telecommunications Group, Incorporated (“Primus”) will file with the Securities and Exchange Commission (“SEC”) a Registration
Statement on Form S-4 that will include a preliminary proxy statement of Primus and Arbinet Corporation (“Arbinet”) that also constitutes a preliminary prospectus of Primus.  A definitive joint proxy statement/prospectus will be sent to security holders of both Arbinet and Primus seeking their approval with respect to the proposed merger.  Primus and Arbinet also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE
JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other documents filed by Primus and Arbinet with the SEC, without charge, at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus, once available, and each company’s SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to: (i) Primus 703-748-8050, or
(ii) Arbinet (Andrea Rose/Jed Repko Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449).
Participants in the Solicitation
Arbinet, Primus, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies from their respective security holders in connection with the proposed merger. Investors and security holders may obtain information regarding the names, affiliations and interests of Primus’s directors, executive officers and other members of its management and employees in Primus’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on April 5, 2010, and amended in a Form 10-K/A filed with the SEC on April 28, 2010, Primus’s proxy statement for its 2010 annual meeting, which was filed with the SEC on June 14, 2010, and any subsequent statements of changes in beneficial ownership on file with the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Arbinet’s directors, executive officers and other members of their management and employees in Arbinet’s Annual Report on Form 10-
K for the year ended December 31, 2009, which was filed with the SEC on March 17, 2010, Arbinet’s proxy statement for its 2010 annual meeting, which was filed with the SEC on April
30, 2010, and any subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources listed above.
Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.
Forward-Looking Statements
This document and related verbal statements include “forward-looking statements” as defined by the Securities and Exchange Commission. All statements, other than statements of historical fact, included herein that address activities, events or developments that Arbinet or Primus expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed merger, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially.  Risks and uncertainties that could affect forward-looking statements include, but are not limited to, the following: the risk that the acquisition of Arbinet may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Primus’s and Arbinet’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including, but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the ability to service substantial indebtedness; the risk factors or uncertainties described from time to time in Arbinet’s filings with the Securities and Exchange Commission; and the risk factors or uncertainties described from time to time in Primus’s filings with the Securities and Exchange Commission (including, among others, those listed under captions titled “Management’s Discussion and Analysis of Financial Condition and Results of
Operations — Liquidity and Capital Resources — Short- and Long-Term Liquidity Considerations and Risks;” “— Special Note Regarding Forward-Looking Statements;” and “Risk
Factors” in Primus’s annual report on Form 10-K and quarterly reports on Form 10-Q) that cover matters and risks including, but not limited to: (a) a continuation or worsening of global recessionary economic conditions, including the effects of such conditions on our customers and our accounts receivables and revenues; (b) the general fluctuations in the exchange rates of currencies, particularly any strengthening of the United States dollar relative to foreign currencies of the countries where we conduct our foreign operations; (c) the possible inability to raise additional capital or refinance indebtedness when needed, or at all, whether due to adverse credit market conditions, our credit profile or otherwise; (d) a continuation or worsening of turbulent or weak financial and capital market conditions; (e) adverse regulatory rulings or changes in the regulatory schemes or requirements and regulatory enforcement in the markets in which we operate and uncertainty regarding the nature and degree of regulation relating to certain services; and (f) successful implementation of cost reduction efforts.  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Arbinet nor
Primus intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Important Information and Where to Find It

CoverS to ry Primus Telecommunications Group Primus Telecommunications Group Cover Story PrimusS cales up Whole sale Business Prim us (OTCBB: PMUG) to Acquire Arbinet for $28 Million in Stock; SellsN on-Core European Assets N ew Management Executing on Strategyt o Improve Primus Portfoli o; Arbin et Transaction to Double Scale of Primus’ Global Wholesale Business; Sel sR etail Operatio ns in 6 European Countrie s Primus Tele communic ationsGroup, Incorporated (PTGi), a global facili ties-based in tegrated provider of advanced telecommunications products and servic es, announced that ith as entered into a definitive merger agreement to acquire Arbin et Corporation, a leading provider of wholesale telecom exchange services to carriers, for $28 mil lion in an all-stock transaction. The Boards of Directors of both companies have approved the merger, which is subject to regulatory approvals, thea pprovalo f the stockholderso f both companies and certain other conditions. The transaction is expected to close in the first quartero f2 011. Fol owing closin g, Prim us will integrateA rbin et into Prim us’ Glo bal Wholesale group, which should add over $300 mil io n in annual revenue and generate accretive cost synergies of $3 million to $7 million in each of the next two years. On a pro forma basis, Primus’ Wholesale busin ess unit is expected to generateover $500 million in annual revenue, and bring Primus’ total consolidated annual run rate revenue to over $1 bil ion. Dealmakers Monthly spoke to Peter D. Aquino, Chairman, President and Chief Executiv e Offic er, and Richard Ramlall, Senior Vic e President, Corporate Development and Chief Communications Officer, about the deal. “Prim us’n ew managementt eam is focusedon improving the company’s operations, which in our view begins wit hm akin g important decisions about where we canb e most successful over the long term, explained Primus Chair man Aquino “Given thats cale is crit ical in the whole sale business, we made the strategic decision to add Arbinet’s thexchange(S M) and complementary international route capabilities, whic h we expect will benefit our combined in ternatio nal carrie r customers as they look to outsource their wholesale needs to pla yers of siz e. This acquis ition not only adds scale, but allows us to mitig atec ost overla ps and is expected to al ow us to realize sig nificant synergies over tim e.W e expectt hist o be a win for our customers and employees,a nd to generate additional valu e for stockhold ers. “ The combination of Prim us’ Glo bal Wholesale business with Arbinet should enhance global competit ive positioning by al owingc ustomers to access more global routes at competitive rates and div ersifies the product portfolio ofi nternational voice and data services across al existin g customer segments. Primus will become theonly major glo balprovider to offer customers optio ns eit her to acquire direct in ternatio nal connections through traditio nal in terconnect arrangements or to manage their access needs through Arbinet’s voice tradin g exchange (thexchange(SM)). The combin ed entit y is expected to capitali ze on both companie s’ longestablis hed experie nce in the global wholesale marketplace, enabling the combined company to deliv er more innovati ve and higher quality voicea nd data servicest ot he global market. Specifically, the combined company will be able t o offer customers: Exchange Services – thexchange, the world’s largest online whole sale voice trading exchange, will contin ue to provide customers with access to a globale le ctronic m arketplace of1 ,100 plusm embersf ort he purchase ors ale of voice and data traffic . Traditional Carrier Services – Extensive international network of direct route sfor the exchangeofvoice, data, and managed communicatio ns services for natio nal operators, wholesale carrie rs, mobile network operators, cable and alternativeV oIP servic eo perators. Data Services – Internet transita nd IP peering solutions through Arbinet’s la yer 2 Data Exchange for IS Ps, ASPs, VoIP, content provid ers and more. Wit hout an additional router/AS hop, the Data Exchange providesa flexible and cost-effectiv e solu tion for companiest hat requir e IP transit, paid peering and/o r multihomings olutions. TheD ataExchange provid esa one-stop shop opportunity for buyers to access mult iple providers, simultaneously, through one connectio n. The Data Exchange also offers an innovative high performance IP route optimization solution that meets the demands of Software-as-a-Service and cloud provid ers and le verages the public Internet for deli very of quality sensitive IP appli cations. Outsourced Carrier Services—The combined company will be larger in scale, have an even bigger global footprint, and is expected to offer a more competitive cost structure than the Primus and Arbinet busin esses separately. The new entity is expected to offer a broader variety of services at more competitive prices to both companies’ customers, including an improved ability to compete for customer outsourcing contracts. By offering innovative wholesale solutions to fixed and mobile operators worldwide, with more efficient back-office solu tions that include billin g, credit , global number database management and leading proprietary routin g software, we believe the ability to translate this cost-savings for customers who require more efficient and improved carrier outsourced solutions will be a win-win for the marketplace. Shawn O’Donnell, President and Chie f Executive Officer of Arbinet, stated, “Arbinet’s Board examined a range of strategic alt ernatives and, after a careful review, concluded that our merger with Prim us is the best available option for our stockholders. As an all-stock transactio n, this combination provides Arbinet stockhold ers the opportunity to participate in the upsid e potentia l of the combined company. In sum, we have found a strong partner in Primus wit h a complementary busin ess, outstanding reputatio n and shared valu es, and we beli eve Arbinet will thrive as part of the Prim us famil y.” The company expects that the combination will improve gross margins and resultin g EBITDA by eli minating operating redundancies and adding the benefits of in creased scale by: • Enhancing Primus’ dir ect voic e carrier services product portfolio with additional options to use the thexchange(S M), the world’s largest onli ne wholesale voice marketplace offering anonymous, automated traffic routing, trading and settle ment • Adding enhanced glo bal voice and data services, including IP transit and peerin g • Combin ing complementary strength s, in clu ding an expanded global footprint, additional sales presence, and in creased coverage in Asia , Latin Americ a, and Eastern Europe. Under the terms of the merger agreement, Arbinet common stockholders will receive shares of Primus common stock in exchange for shares of Arbinet common stock they own in a stock-for-stock transactio n valued at $28 milli on. One of Primus’ and Arbinet’s principal stockholders has entered into sh are support agreements to vote its shares of both Prim us and Arbinet in favor of the merger. Houlihan, Lokey, Howard and Zukin acted as financial advisors to Prim us in connectio n with the Arbinet merger. Separately , Primus engaged Akira Partners UK Ltd to conduct a process to sell certain assets in the United Kin gdom, France, Belgiu m and It aly. Primus also worked to sell assets In other European countries. To date, the sale s of the UK, Belgium, Spain, Sweden, Switzerland and Italy operations are clo sed. “In addition to the tuck-in Arbinet transaction, the Primus team has been very activ e in evaluatin g the merits of retaining or divestin g certain sub-scale businesses and has taken immediate actio n to sel or discontinue retail operations in Europe,” added Primus Corporate Develo pment & CCO Senio r Vic e Presid ent Ramla l . “The aggregate net cash proceeds for European busin esses sold to date are approximately $7 million, every dolla r of which counts towards our cash bala nce. We are committed to keeping all of our optio ns open with respect to evalu atin g Prim us’ strategic alternativ es, to proceeding wit h this process in the comin g months to help unlock the valu e of the sum of the parts of the Primus portfolio, and to seeking ways to accelerate the transformation of our balance sheet.” In addit io n, Ramlall said that as part of the Arbin et transaction: “Primus is also pursuing a NASDAQ lis ting, in order to have the shares to be is sued to Arbinet shareholders exchange-traded shares, to capture the greater trading effic iency and li quidity of that marketplace, and enable us to qualify wit h a broader range of instit utio nal in vestors.” About Primus Primus Telecommunications Gro up, Incorporated is a leading provider of advanced communicatio n solutions, in cluding, traditional and IP voice, data, mobile servic es, broadband In ternet, collocatio n, hosting, and outsourced managed services to business and resid ential customers in the United States, Canada, Australia, and Brazil. Primus is also one of the le ading in ternational whole sale service providers to fixed and mobile network operators worldwid e. Prim us owns and operates its own global network of next-generation IP soft sw itches, media gatew ays, hosted IP/SIP platforms, broadband in frastructure, fib er capacity, and data centers lo cated in Canada, Australi a, and Brazil. Founded in 1994, Primus is headquartered in McLean, Virginia. DM 10 December 2010 www.dealmakers-month ly.com www.dealmakers-monthly.c om December 2010 11